QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 424(b)(7)
Registration No. 333-140535

Prospectus Supplement No. 8
(To Prospectus dated February 8, 2007)

Inland Real Estate Corporation

$180,000,000 Aggregate Principal Amount of 4.625% Convertible Senior Notes due 2026 and 10,000,008 Shares of Common Stock Issuable Upon Conversion of the Notes

        This supplement to the prospectus supplements and, to the extent inconsistent, supersedes information contained in that certain prospectus dated February 8, 2007 of Inland Real Estate Corporation and supersedes, in its entirety, Supplement No. 7 dated September 7, 2007, covering resales by selling securityholders identified therein of our 4.625% convertible senior notes due 2026 and shares of our common stock into which the notes are convertible. We refer to the prospectus, including any amendments or supplements, as the "prospectus."

        You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement may not be delivered or utilized without the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

        To read about certain factors you should consider before investing in the notes and our common stock, see "Risk Factors" beginning on page 7 of the prospectus dated February 8, 2007.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 31, 2007.

        The information appearing under the section entitled "Selling Securityholders" on pages 78 through 81 of the prospectus dated February 8, 2007 is amended and restated in its entirety by the information below.

SELLING SECURITYHOLDERS

        On November 13, 2006, we issued all of the notes in a private placement to Wachovia Capital Markets, LLC, BMO Capital Markets, LLC and KeyBanc Capital Markets, a division of McDonald Investments Inc., as the initial purchasers (each an "initial purchaser" and together, the "initial purchasers"). These initial purchasers then resold the notes in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers in reliance on Rule 144A of the Securities Act. All of the notes were issued as "restricted securities" under the Securities Act. Selling securityholders may from time to time offer and sell pursuant to this prospectus any, all or none of the notes and shares of common stock issuable upon conversion of the notes.

        The following table sets forth information, as of October 31, 2007, with respect to the selling securityholders and the principal amounts of notes beneficially owned by each selling securityholder that may be offered from time to time pursuant to this prospectus. The information is based on information provided by, or on behalf of, the selling securityholders through October 31, 2007, and we have not independently verified this information. The selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. Therefore, we cannot estimate the amount of the notes or the shares of common stock that are held by the selling securityholders as of the date of this prospectus supplement if the selling securityholders engaged in any sales, transfers or other dispositions after they provided us this information.

        The percentage of notes outstanding beneficially owned by each selling securityholder is based on $180,000,000 aggregate principal amount of notes outstanding. The number of shares of common stock includes shares of common stock owned prior to the offering and shares of common stock issuable upon conversion of the notes. The percentage of common stock outstanding beneficially owned by each selling securityholder is based on 65,542,285 shares of common stock outstanding as of October 24, 2007. The number of shares of common stock issuable upon conversion of the notes offered hereby is based on a maximum conversion rate of 55.5556, and a cash payment in lieu of any fractional share. The current conversion rate is 48.2824 shares of common stock issuable upon conversion of the notes offered hereby, which is based on a conversion price of approximately $20.71. The conversion price, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. No adjustment in the conversion rate is required, however, unless the adjustment requires an increase or decrease of at least 1% of the conversion rate. Any adjustment not made is carried forward and taken into account in any future adjustment. If the notes are called for redemption, all adjustments not previously made will be made on the applicable redemption date. See "Description of Notes—Make Whole Upon Certain Change in Control Transactions" and "Description of Notes—Conversion Rate Adjustments" in this prospectus.

Name	Principal Amount of Notes Beneficially Owned and Offered Hereby(1)	Percentage of Outstanding Notes	Common Stock Offered Hereby(2)	Percentage of Common Stock Outstanding(3)
Akanthos Arbitrage Master Fund, L.P.(4)	$12,500,000	6.94%	694,445	1.05%
Basso Fund Ltd.(5)	$375,000	*	20,833	*
Basso Holdings Ltd.(5)	$5,450,000	3.03%	302,778	*
Basso Multi-Strategy Holding Fund Ltd.(5)	$1,663,000	*	92,388	*
Black Diamond Convertible Offshore LDC(6)	$6,760,000	3.76%	375,555	*
Black Diamond Offshore Ltd.(6)	$950,000	*	52,777	*
Castlerigg Master Investments Ltd.(7)	$7,000,000	3.89%	388,889	*
CNH CA Master Account, L.P.(8)	$1,000,000	*	55,555	*
CQS Convertible and Quantitative Strategies Master Fund Limited(9)	$1,000,000	*	55,555	*
CSS, LLC(10)	$1,500,000	*	83,333	*
DBAG London(11)	$19,972,000	11.10%	1,109,556	1.66%
D.E. Shaw Valence Portfolios, L.L.C.(12)	$10,000,000	5.56%	555,556	*
Deutsche Bank Securities Inc.(13)	$2,000,000	1.11%	111,111	*
Double Black Diamond Offshore LDC(6)	$7,290,000	4.05%	405,000	*
Ellington Overseas Partners, LTD (14)	$5,000,000	2.78%	277,778	*
GLG Market Neutral Fund(15)	$15,000,000	8.33%	833,334	1.26%
Goldman, Sachs & Co. (16)	$2,000,000	1.11%	111,111	*
Highbridge Convertible Master Fund LP(17)	$2,500,000	1.39%	138,889	*
Highbridge International LLC(17)	$5,000,000	2.78%	277,778	*
JP Morgan Securities Inc.(18)	$9,500,000	5.28%	527,778	*
LDG Limited(19)	$152,000	*	8,444	*
Marathon Global Convertible Master Fund, Ltd.(20)	$17,500,000	9.72%	972,223	1.46%
Mizuho International PLC (21)	$11,500,000	6.39%	638,889	*
RCP International Master Fund Limited (22)	$7,500,000	4.17%	416,667	*
Sunrise Partners Limited Partnership(23)	$6,000,000	3.33%	333,333	*
SuttonBrook Capital Portfolio LP(24)	$19,250,000	10.69%	1,069,445	1.61%
Topaz Fund (25)	$16,000,000	8.89%	888,890	1.34%
TQA Master Fund, Ltd.(26)	$970,000	*	53,888	*
TQA Master Plus Fund, Ltd.(26)	$558,000	*	31,000	*
UBS O'Connor LLC f/b/o O'Connor Global Convertible Arbitrage Master Limited(27)	$7,962,000	4.42%	442,333	*
UBS O'Connor LLC f/b/o O'Connor Global Convertible Arbitrage II Master Limited(27)	$1,038,000	*	57,666	*
Zurich Institutional Benchmarks Master Fund Ltd. c/o TQA Investors, LLC(26)	$320,000	*	17,777	*

Total (28)	$205,210,000		11,400,554

*
Less than 1%.

(1)
The maximum principal amount of notes that may be sold under this prospectus will not exceed $180,000,000. Assuming all of the notes are sold under this prospectus, no selling securityholder will beneficially own any notes upon completion of this offering.

(2)
Represents the maximum number of shares of our common stock issuable upon conversion of all of the holder's notes based on the maximum conversion rate of 55.5556 shares of our common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional shares. The actual number of shares of common stock issued upon conversion of the notes may be smaller. See "Description of Notes—Conversion Settlement." The current conversion rate is 48.2824 shares of our common stock per $1,000 principal amount of notes. See "Description of Notes—Conversion Rate Adjustments."

(3)
Calculated based on Rule 13d-3(d)(1) under the Exchange Act using 65,542,285 shares of our common stock outstanding as of October 24, 2007. In calculating this amount for each holder, we treated as outstanding the number of shares of our common stock issuable upon conversion of all of that holder's notes, but we did not assume conversion of any other holder's notes. The actual number of shares of common stock issued upon conversion of the notes may be smaller. See "Description of Notes—Conversion Settlement."

(4)
Michael Kao, the managing member of Akanthos Capital Management, LLC, general partner, controls the voting and disposition of the securities held by Akanthos Arbitrage Master Fund, L.P.

(5)
Basso Capital Management, L.P. ("Basso") is the investment manager to Basso Fund Ltd., Basso Holdings Ltd., Basso Multi-Strategy Holding Fund Ltd. (collectively, the "Basso Funds"). Howard Fischer is a managing member of Basso GP LLC, the general partner of Basso. Mr. Fischer controls the voting and disposition of the securities held by the Basso Funds. Mr. Fischer disclaims ultimate beneficial ownership of the shares.

(6)
Clint D. Carlson controls the voting and disposition of the securities held by Black Diamond Convertible Offshore LDC, Black Diamond Offshore Ltd. and Double Black Diamond Offshore LDC.

(7)
Thomas E. Sandell controls the voting and disposition of the securities held by Castlerigg Master Investments Ltd.

(8)
CNH Partners, LLC is the investment advisor of CNH CA Master Account, L.P. Robert Krail, Mark Mitchell and Todd Pulvino are investment principals for CNH Partners, LLC and thus have the power to direct the voting and disposition of the securities held by CNH CA Master Account, L.P. on behalf of CNH Partners, LLC.

(9)
Alan Smith, Blair Gauld, Dennis Hunter, Karla Bolden and Tim Rogers are directors and thus have the power to direct the voting and disposition of the securities held by CQS Convertible and Quantitative Strategies Master Fund Limited.

(10)
Nicholas D. Schoewe and Clayton A. Struve control the voting and disposition of the securities held by CSS, LLC.

(11)
Patrick Corrigan controls the voting and disposition of the securities held by DBAG London.

(12)
D.E. Shaw & Co. L.P. is either managing member or investment adviser of D.E. Shaw Valence Portfolios, L.L.C. Julius Gaudio, Eric Wepsic, and Anne Dinning, or their designees, control the voting and disposition of the securities held by D.E. Shaw Valence Portfolios, L.L.C. on behalf of D.E. Shaw & Co. L.P.

(13)
Deutsche Bank Securities Inc. is a publicly held entity and an investment company registered under the Investment Company Act of 1940, as amended.

(14)
Ellington Management Group, LLC is the investment adviser of Ellington Overseas Partners, LTD. Michael Vranos, as principal of Ellington Management Group, LLC, controls the voting and disposition of the securities held by Ellington Overseas Partners, LTD. Mr. Vranos disclaims beneficial ownership over these securities except to the extent of any indirect ownership interest he may have in the securities through his economic participation in Ellington Overseas Partners, LTD.

(15)
GLG Market Neutral Fund is a publicly owned entity. GLG Partners LP, an English limited partnership, is the investment manager of GLG Market Neutral Fund and controls the voting and disposition of the securities held by GLG Market Neutral Fund. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green, Philippe Jabre and Lehman Brothers (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., which is a publicly owned entity. Noam Gottesman, Pierre Lagrange and Emmanual Roman are managing directors of GLG Partners Limited and thus have the power to direct the voting and disposition of the securities held by GLG Market Neutral Fund. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanual Roman disclaim beneficial ownership of the securities held by GLG Market Neutral Fund, except for their pecuniary interest therein.

(16)
As of September 6, 2007, Goldman, Sachs & Co. owned 49,323 shares of our common stock in addition to the notes. Assuming the conversion of all of the notes held by Goldman, Sachs & Co., they would have owned a total of 160,434 shares of our common stock on that date. Goldman, Sachs & Co. is an indirect, wholly-owned subsidiary of The Goldman Sachs Group, Inc., which is a publicly held entity. The securities are held by various business units within Goldman, Sachs & Co. No individual within Goldman, Sachs & Co. has sole power to direct the voting and disposition of the securities held by Goldman, Sachs & Co.

(17)
Highbridge Capital Management, LLC is the trading manager of Highbridge Convertible Master Fund LP and Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and thus have the power to direct the voting and disposition of the securities held by Highbridge Convertible Master Fund LP and Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge Convertible Master Fund LP and Highbridge International LLC.

(18)
JP Morgan Securities Inc. is a publicly-held entity.

(19)
TQA Investors LLC has the power to direct the voting and disposition of the securities held by LDG Limited. John Idone, Paul Bucci, Darren Langis and Andrew Anderson are members of TQA Investors LLC and thus have the power to direct the voting and disposition of the securities held by LDG Limited on behalf of TQA Investors LLC.

(20)
Marathon Asset Management, LLC is the investment advisor for Marathon Global Convertible Master Fund, Ltd. Bruce Richards and Louis Hanover are the managing members of Marathon Asset Management, LLC and thus have the power to direct the voting and disposition of the securities held by Marathon Global Convertible Master Fund, Ltd.

(21)
Mizuho International PLC is a publicly held entity and an investment company registered under the Investment Company Act of 1940, as amended.

(22)
Steve Rubens controls the voting and disposition of the securities held by RCP International Master Fund Limited.

(23)
S. Donald Sussman and Lauren Rose control the voting and disposition of the securities held by Sunrise Partners Limited Partnership.

(24)
SuttonBrook Capital Management LP is the investment manager of SuttonBrook Capital Portfolio LP. John London and Steven M. Weinstein control SuttonBrook Capital Management LP and thus have the power to direct the voting and disposition of the securities held by SuttonBrook Capital Portfolio LP.

(25)
Robert Marx controls the voting and disposition of the securities held by Topaz Fund.

(26)
TQA Investors LLC has the power to direct the voting and disposition of the securities held by TQA Master Fund, Ltd., TQA Master Plus Fund, Ltd. and Zurich Institutional Benchmarks Master Fund Ltd. c/o TQA Investors, LLC. Robert Butman, Paul Bucci, George Esser, Bartholomew Tesoriero, DJ Langis and Andrew Anderson are principals of TQA Investors, LLC and thus have the power to direct the voting and disposition of the securities held by TQA Master Fund, Ltd., TQA Master Plus Fund, Ltd. and Zurich Institutional Benchmarks Master Fund Ltd. c/o TQA Investors, LLC.

(27)
UBS O'Connor LLC f/b/o O'Connor Global Convertible Arbitrage Master Limited and UBS O'Connor LLC f/b/o O'Connor Global Convertible Arbitrage II Master Limited are funds which cede investment control to UBS O'Connor LLC (the investment manager). The investment manager has the power to direct the voting and disposition of the securities held by UBS O'Connor LLC f/b/o O'Connor Global Convertible Arbitrage Master Limited and UBS O'Connor LLC f/b/o O'Connor Global Convertible Arbitrage II Master Limited. UBS O'Connor LLC is a wholly owned subsidiary of UBS AG, which is a publicly held entity.

(28)
Additional selling securityholders not named in this prospectus will be not be able to use this prospectus for resales until they are named in the selling securityholder table by prospectus supplement or post-effective amendment. In addition, transferees, successors and donees of identified selling securityholders will not be able to use this prospectus for resales until they are named in the selling securityholder table by prospectus supplement or post-effective amendment. If required, we will add transferees, successors and donees by prospectus supplement in instances where the transferee, successor or donee has acquired its shares from holders named in this prospectus after the effective date of this prospectus. Therefore, the total amount of notes and shares of common stock indicated in the selling securityholder table may exceed the total amount of notes that we issued and registered due to sales or transfers exempt from the registration requirements of the Securities Act since the date that the selling securityholders provided us with the information regarding their holdings and we included in the selling securityholder table. The maximum principal amount of notes that may be sold under this prospectus and the number of shares of common stock issuable upon conversion will not exceed $180,000,000 and 10,000,008 shares, respectively.

QuickLinks

SELLING SECURITYHOLDERS